Filed by Wesbanco, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Premier Financial Corp.

Commission File No: 0-26850

Date: January 29, 2025

The following is an excerpt of a transcript of a conference call held on January 23, 2025 related to Wesbanco, Inc’s fourth quarter 2024 financial results.

Forward-Looking Statements

Forward-looking statements in this report relating to Wesbanco’s plans, strategies, objectives, expectations, intentions and adequacy of resources, are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The information contained in this report should be read in conjunction with Wesbanco’s Form 10-K for the year ended December 31, 2023 and documents subsequently filed by Wesbanco with the Securities and Exchange Commission (“SEC”) including Wesbanco’s Form 10-Q for the quarters ended March 31, 2024, June 30, 2024 and September 30, 2024, which are available at the SEC’s website, www.sec.gov or at Wesbanco’s website, www.WesBanco.com. Investors are cautioned that forward-looking statements, which are not historical fact, involve risks and uncertainties, including those detailed in Wesbanco’s most recent Annual Report on Form 10-K filed with the SEC under “Risk Factors” in Part I, Item 1A. Such statements are subject to important factors that could cause actual results to differ materially from those contemplated by such statements, including, without limitation, that the proposed merger with Premier Financial Corp. (“Premier Financial” or “Premier”) may not close when expected, that the businesses of Wesbanco and Premier may not be integrated successfully or such integration may take longer to accomplish than expected; the expected cost savings and any revenue synergies from the merger of Wesbanco and Premier may not be fully realized within the expected timeframes; disruption from the proposed merger of Wesbanco and Premier may make it more difficult to maintain relationships with clients, associates, or suppliers; the required governmental approvals of the proposed Merger may not be obtained on the expected terms and schedule; the effects of changing regional and national economic conditions, changes in interest rates, spreads on earning assets and interest-bearing liabilities, and associated interest rate sensitivity; sources of liquidity available to Wesbanco and its related subsidiary operations; potential future credit losses and the credit risk of commercial, real estate, and consumer loan customers and their borrowing activities; actions of the Federal Reserve Board, the Federal Deposit Insurance Corporation, the Consumer Financial Protection Bureau, the SEC, the Financial Institution Regulatory Authority, the Municipal Securities Rulemaking Board, the Securities Investors Protection Corporation, and other regulatory bodies; potential legislative and federal and state regulatory actions and reform, including, without limitation, the impact of the implementation of the Dodd-Frank Act; adverse decisions of federal and state courts; fraud, scams and schemes of third parties; cyber-security breaches; competitive conditions in the financial services industry; rapidly changing technology affecting financial services; marketability of debt instruments and corresponding impact on fair value adjustments; and/or other external developments materially impacting Wesbanco’s operational and financial performance. Wesbanco does not assume any duty to update forward-looking statements.

While forward-looking statements reflect our good-faith beliefs, they are not guarantees of future performance. All forward-looking statements are necessarily only estimates of future results. Accordingly, actual results may differ materially from those expressed in or contemplated by the particular forward-looking statement, and, therefore, you are cautioned not to place undue reliance on such statements. Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events or circumstances, except as required by applicable law.

Statements in this presentation with respect to the expected timing of and benefits of the proposed merger between Wesbanco and Premier, the parties’ plans, obligations, expectations, and intentions, and the statements with respect to accretion, earn back of tangible book value, tangible book value dilution and internal rate of return, constitute forward-looking statements as defined by federal securities laws. Such statements are subject to numerous assumptions, risks, and uncertainties. Actual results could differ materially from those contained or implied by such statements for a variety of factors including: the businesses of Wesbanco and Premier may not be integrated successfully or such integration may take longer to accomplish than expected; the expected cost savings and any revenue synergies from the proposed merger may not be fully realized within the expected time frames; disruption from the proposed merger may make it more difficult to maintain relationships with clients, associates, or suppliers; the required governmental approvals of the proposed merger may not be obtained on the expected terms and schedule; changes in economic conditions; movements in interest rates; competitive pressures on product pricing and services; success and timing of other business strategies; the nature, extent, and timing of governmental actions and reforms; extended disruption of vital infrastructure; and other factors described in Wesbanco’s 2023 Annual Report on Form 10-K,

Premier’s 2023 Annual Report on Form 10-K, and documents subsequently filed by Wesbanco and Premier with the Securities and Exchange Commission.

Additional Information About the Merger and Where to Find It

In connection with the proposed Merger, the Company filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 which includes a joint proxy statement of Premier Financial and the Company and a prospectus of the Company with respect to shares of the Company’s common stock to be issued in the proposed transaction, as well as other relevant documents concerning the proposed transaction. The Form S-4 was declared effective on October 28, 2024, and Wesbanco and Premier Financial commenced mailing to their respective shareholders on or about November 1, 2024 in connection with their respective special meetings of shareholders, which were held on December 11, 2024, at which the shareholders of both companies approved all matters related to the proposed transaction that were submitted for a vote. This communication is not a substitute for the Registration Statement on Form S-4, the joint proxy statement/Prospectus or any other document that the Company and/or Premier Financial may file with the SEC in connection with the proposed transaction. SHAREHOLDERS OF THE COMPANY, SHAREHOLDERS OF PREMIER FINANCIAL AND OTHER INTERESTED PARTIES ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. The Registration Statement on Form S-4, which includes the joint proxy statements/prospectus, and other related documents filed by the Company or Premier with the SEC, may be obtained for free at the SEC’s website at www.sec.gov, and from either the Company’s or Premier Financial’s website at www.wesbanco.com or www.premierfincorp.com, respectively.

No Offer or Solicitation

This filing is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Merger and shall not constitute an offer to sell or a solicitation of an offer to buy any securities nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

WESBANCO, INC. FQ4 2024 EARNINGS CALL JAN 23, 2025

Call Participants

EXECUTIVES

Daniel K. Weiss

Senior Executive VP & CFO

Jeffrey H. Jackson

President, CEO & Director

John H. Iannone

Senior Vice President of Investor

Relations

ANALYSTS

Catherine Fitzhugh Summerson Mealor

Keefe, Bruyette, & Woods, Inc.,
Research Division

Daniel Tamayo

Raymond James & Associates, Inc.,

Research Division

David Jason Bishop

Hovde Group, LLC, Research Division

Karl Robert Shepard

RBC Capital Markets, Research

Division

Manuel Antonio Navas

D.A. Davidson & Co., Research Division

Russell Elliott Teasdale Gunther
Stephens Inc., Research Division

WESBANCO, INC. FQ4 2024 EARNINGS CALL JAN 23, 2025

Presentation

Operator

Good afternoon, and welcome to the WesBanco Fourth Quarter 2024 Earnings Conference Call. [Operator Instructions] Please note, this event is being recorded.

I would now like to turn the conference over to John Iannone, Senior Vice President, Investor Relations. Please go ahead.

John H. Iannone

Senior Vice President of Investor Relations

Thank you. Good afternoon, and welcome to WesBanco Inc.'s Fourth Quarter 2024 Earnings Conference Call. Leading the call today are Jeff Jackson, President and Chief Executive Officer; and Dan Weiss, Senior Executive Vice President and Chief Financial Officer.

Today's call, an archive of which will be available on our website for 1 year, contains forward-looking information. Cautionary statements about this information and reconciliations of non-GAAP measures are included in our earnings-related materials issued yesterday afternoon as well as our other SEC filings and investor materials. These materials are available on the Investor Relations section of our website, wesbanco.com. All statements speak only as of January 23, 2025, and WesBanco undertakes no obligation to update them.

I would now like to turn the call over to Jeff. Jeff?

Jeffrey H. Jackson

President, CEO & Director

Thanks, John, and good afternoon. On today's call, we will review our strong fourth quarter and full year 2024 results and provide an update on our operations and initial outlook for 2025.

Key takeaways from the call today are: strong loan growth that has been fully funded through deposit growth, improved net interest margin, which is expected to meaningfully improve through 2025. We remain focused on organic growth and efficiency gains to achieve positive operating leverage. Our transformative acquisition of Premier Financial Corp. remains on track pending Fed and FDIC regulatory approvals. 2024 was an excellent year for WesBanco. We delivered strong loan growth of $1 billion, which was fully funded by deposit growth.

We also announced our transformative merger with Premier Financial and continued to earn national recognition for stability, trustworthiness and workplace excellence. We have achieved a compound annual loan growth rate of 9% over the past 3 years, raised $200 million of common equity and paid down higher cost borrowings and key successes in our strategy to strengthen our balance sheet and net interest margin.

Additionally, we continue to focus on cost control while enhancing our wealth and treasury management businesses to deepen client relationships and drive positive operating leverage. With the pending premier financial merger and the strength of our proven strategies and balance sheet, we are well positioned to build on our momentum and continue delivering value for our customers and stakeholders.

For the quarter ending December 31, 2024, we reported net income, excluding merger and restructuring expenses available to common shareholders of $47.6 million and diluted earnings per share of $0.71, which increased 29% year-over-year. On a similar basis, we reported full year net income of $146.4 million and diluted earnings per share of $2.34.

Furthermore, the strength of our financial performance during the past year was reflected in our fourth quarter return on tangible common equity of 13%. Nonperforming assets to total assets of just 0.22% and a capital position that continues to provide financial and operational flexibility as demonstrated by our tangible common equity ratio of 8.7%.

Throughout the past year, we accomplished several milestones and continue to receive numerous national accolades that resulted from our strong performance, operational strengths and focus on our communities, customers and employees. These accolades, which recognize our commitment to sustainability and excellence are also a testament to the hard work and dedication of our employees. So I extend a heartfelt thank you to them.

WESBANCO, INC. FQ4 2024 EARNINGS CALL JAN 23, 2025

Just to highlight a few of our accomplishments, we launched a renewed mission, vision and pledge, which defines our purpose, aspirations, and the values that guide our business, which include respect, exceptional customer experiences, soundness and stability, accountability and stewards of our communities. Our MVP unites us in a shared sense of purpose and guides our strategy towards sustained success.

In conjunction with the announcement of the pending acquisition of Premier Financial we successfully raised $200 million of common equity that further strengthened our capital levels and positioned us for future growth. We retooled our treasury management function and developed new products and services to make it a key component of our relationship banking philosophy and helped drive our fee income to a larger percentage of our total revenue.

Through the strength of our wealth management teams and our services, we realized record levels of trust and investment services assets under management of $6 billion and broker-dealer security account values of $1.9 billion, all through organic growth and market appreciation. Lastly, we continue to receive top rankings the past year, reflecting our strength and stability and efforts of our employees every day to serve our customers and communities with excellence.

We were recognized for soundness, safety and profitability. Employer of Choice and a Great Workplace, positively impacting our communities. And recently, we were named one of Forbes' most trusted companies based on customer investor and employee trust. The key story for both the fourth quarter and full year remained strong deposit and loan growth as deposit growth fully funded loan growth on both a year-over-year and sequential quarter basis.

Further, our total and commercial loan growth and deposit growth continued to significantly outperform the monthly HA data for all domestically chartered commercial banks on both a year-over-year and quarter-over-quarter basis again just demonstrating the success of our strategies and teams. Our total deposits increased $1 billion year-over-year and $300 million quarter-over-quarter to more than $14 billion.

Importantly, this growth was mainly driven by deposit categories other than certificate of deposits as total demand deposits continue to represent 54% of total deposits with the noninterest-bearing component representing 27%. And reflecting our team's focus on deepening existing and new customer relationships.

Our underwriting and credit standards are a 155-year legacy of our company and we are achieving our strong loan growth without sacrificing credit quality as confirmed by key metrics that are favorable to the average of all banks with assets between $10 billion and $25 billion. Since year-end 2021, we have achieved a strong compound annual loan growth rate of 9%, which has been achieved with roughly the same number of bankers thanks to the success of our recruitment and go-to-market strategies, combined with the products and services of a large bank, but with the customer focus and support of a community bank.

Fourth quarter growth was 9% year-over-year and nearly 7% quarter-over-quarter annualized, driven by a strong performance of our banking teams across our markets. Further, total commercial loans increased 11% year-over-year and almost 9% sequentially on an annualized basis, driven by commercial real estate.

Our 4 newest loan production offices accounted for nearly 30% of the commercial loan growth year-to-date, led by our Chattanooga and Indianapolis offices. Our commercial loan pipeline as of December 31 was approximately $763 million, up roughly 11% from a year ago but down 8% from September 30, as our teams converted the pipeline into another quarter of solid loan growth.

However, in the 3 weeks since year-end, the pipeline has grown approximately $80 million. Based on the current pipeline and strength of our teams and markets, we expect mid-single-digit loan growth during 2025. Our Louisville Southern Indiana commercial banker and credit team recently celebrated successfully winning a unique opportunity with a customer in a specialized industry, a $45 million construction loan and over $350,000 in relationship-based fee income.

While the opportunity presented many challenges the team persevered through complex negotiations to secure this resounding win, which was made possible by our deep understanding of the clients' needs and our team living our values of accountability, and soundness and stability in support of the bank's day-to-day and long-term performance.

Turning to our pending acquisition of Premier Financial. We have received approval from the shareholders of both companies as well as the state of West Virginia. We previously filed all necessary bank regulatory applications and remain on track for a first quarter closing, pending Fed and FDIC approvals.

Through this transformative acquisition, we expect to accelerate our positive momentum, build on Premier's legacy of community engagement and support. And together, bring the resources of a larger and stronger financial services organization to benefit all our communities.

WESBANCO, INC. FQ4 2024 EARNINGS CALL JAN 23, 2025

I would now like to turn the call over to Dan Weiss, our CFO, for an update on our fourth quarter financial results and a current outlook for 2025. Dan?

Daniel K. Weiss

Senior Executive VP & CFO

Thanks, Jeff, and good afternoon. For the quarter ending December 31, 2024, we reported GAAP net income available to common shareholders of $47.1 million or $0.70 per share. And when excluding after-tax restructuring and merger-related expenses, net income was $47.6 million or $0.71 per share, representing an increase of 47% from $32.4 million or $0.55 per share in the prior year period.

On a full year basis, 2024 net income available to common shareholders, excluding after-tax restructuring and merger-related expenses, was $146.4 million or $2.34 per share as compared to $151.9 million or $2.56 per share reflecting the impact of the common stock raise during the third quarter of 2024.

To highlight a few of the fourth quarter's accomplishments. We generated strong year-over-year pretax pre-provision earnings growth of 29% that was built upon loan growth of $1 billion that was fully funded by deposit growth and improving net interest margin, strong fee income growth of 21% and continued management of operating expenses with fourth quarter expenses increasing just 1% over the linked third quarter as well as the prior year period.

These positives, combined with a slight negative provision for credit losses, a pension benefit that's not expected to recur and a positive fair value adjustment on swaps and resulted in a $0.15 increase in earnings per share despite the increase in the share count from the third quarter's capital raise.

As of December 31, total assets of $18.7 billion included total portfolio loans of $12.7 billion and total securities of $3.4 billion. As Jeff mentioned, loan growth remained robust over the last 3 years and has been driven by the success of our strategies and the strong performance by our banking teams across our markets. We remain optimistic about future loan growth with our strong loan pipelines, banking teams and markets, combined with roughly $1 billion in unfunded land construction and development commitments that are expected to fund over the next 12 to 18 months and relatively low CRE payoffs.

Commercial real estate payoffs totaled approximately $350 million for the year as compared to an annual level in the $500 million range in a more normal operating environment and we anticipate that the pace of payoffs may increase over time as more CRE projects move into the secondary market for permanent financing or are sold, particularly if rates decline.

Deposits of $14.1 billion were up 7.3% versus the prior year and 8.6% annualized linked quarter, reflecting our efforts on deposit gathering and retention. The composition of total deposits continue to have some mix shift. However, total demand deposits as well as noninterest-bearing deposits as a percentage of total deposits remained consistent with the range prior to the pandemic.

As is typical during a higher rate environment, we've experienced strong growth in CDs during 2024. However, when excluding them, we realized deposit growth of 3.9% year-over-year and 7.7% quarter-over-quarter annualized. Furthermore, we anticipate roughly 70% of our CD book to mature or reprice lower over the next 6 months, mainly in the March to May timeframe.

Turning to credit quality. Credit quality continues to remain stable. Its key metrics have remained low from a historical perspective and within a consistent range over the last 3-plus years. The allowance for credit losses to total portfolio loans at the end of the quarter decreased slightly to 1.10% of total loans due to improvements in the macroeconomic forecast related to lower unemployment assumptions and a more normalized yield curve, offsetting loan portfolio growth and office portfolio reserves.

The fourth quarter margin of 3.03% improved both quarter-over-quarter and year-over-year through a combination of higher loan and security yields and lower funding costs as we continue to execute upon our strategies to strengthen our balance sheet. Also benefiting the margin was the $175 million pay down of Federal Home Loan Bank borrowings from deposit growth, which exceeded loan growth bringing total paydowns since June 30 to $475 million.

And as a reminder, the majority of our Federal Home Loan Bank borrowings are short-term borrowings such that approximately 80% will mature during the first quarter of 2025 and should continue to reprice lower from additional Fed fund rate cuts. Our interest-bearing deposit beta on the September November rate cuts of 75 basis points was 19%, and our total deposit funding costs of 197 basis points declined 8 basis points from the third quarter, reflecting the higher mix of noninterest-bearing deposits and the recent rate cuts.

For the fourth quarter, noninterest income totaled $36.4 million, a 23% linked quarter increase and a 21% increase over the prior year period due to higher swap fee income and valuation income, service charges on deposits and trust fees. The increase in the swap fees and valuation income reflected fair value adjustments of $1.9 million which were a $2.5 million loss in last year period and gross swap fees of $1.3 million.

WESBANCO, INC. FQ4 2024 EARNINGS CALL JAN 23, 2025

Service charges on deposits increased due to fee income from new products and services increased general consumer spending and treasury management, which is continuing to gain traction from our strategic repositioning of this business line in late 2023. It's also important to note that other income included a $2.3 million gain from the transfer of certain liabilities for future pension payments to a third-party insurance company, which is not expected to repeat.

Turning to expenses. Noninterest expense, excluding restructuring and merger-related costs for the 3 months ended December 31, 2024, were $100.5 million, an increase of just 1% year-over-year, which benefited from company-wide efficiency efforts as we've remained focused on achieving positive operating leverage. The primary driver of this increase was the $1 million increase in equipment and software expenses, which reflect the impact of the prior year ATM upgrades. Salaries and wages also increased primarily due to our standard midyear merit increases, offset somewhat by lower staffing levels associated with the efficiency improvements in the mortgage and branch staffing models in the prior year.

Our regulatory capital ratios have remained above the applicable well-capitalized standards and reflecting our strong capital position and net income, our Board of Directors approved a $0.01 dividend increasing to $0.37 during the fourth quarter.

Turning to our current outlook for 2025, which is for WesBanco stand-alone and does not include any potential benefit from our acquisition of Premier Financial. We are currently modeling 2 additional Fed fund rate cuts in March and September. And given our relatively neutral rate sensitive position, we do not expect a significant difference between 1 or 2 cuts on our net interest margin.

We anticipate approximately 4 to 6 basis points of continued improvement in the first quarter's net interest margin from the fourth quarter as our spot margin for the month of December was 3.08%, and we expect more meaningful improvement during the second quarter as more than $1 billion in CDs mature during that March through May period and reprice lower. And then we anticipate more modest margin improvement during the second half of 2025.

Trust fees should benefit modestly from organic growth but will be impacted by equity and fixed income market trends. And as a reminder, first quarter trust fees are seasonally higher due to the tax preparation fees. Securities brokerage revenue is anticipated to grow slightly from the range over the last few quarters due to modest organic growth but also will be dependent upon the economy and equity and fixed income markets.

Electronic banking fees, which are subject to overall consumer spending behaviors are expected to be in the same quarterly range in 2024. Service charges on deposits are expected to remain consistent with the amounts that we've earned in the second half of 2024 as they are dependent on general consumer spending but could benefit slightly from continued growth in treasury management.

Mortgage banking should remain in the range of the second half of 2024, but will continue to be impacted by the overall residential housing market trends and interest rates. And then gross commercial swap fee income, excluding market adjustments, should be in the range of $5 million to $7 million. And then we continue to anticipate some modest benefit during 2025 from our new purchasing card integrated payables and receivables, treasury management products.

Turning to expenses. As we stated in the past, we remain focused on disciplined expense management to drive positive operating leverage and will continue our efforts throughout 2025. As we previously disclosed, we successfully consolidated 11 branches into nearby locations during the fourth quarter and anticipate annual savings of approximately $4 million will begin to be realized during the first quarter of 2025 to help offset general inflationary pressures. Equipment and software is expected to continue to increase at a faster pace than overall expenses as we continue to invest in products, services and technology to improve the customer experience and drive revenue growth.

Marketing and FDIC expenses will increase slightly in support of our loan and deposit growth and based on what we know today, we believe our expense run rate during the first half of 2025 to be roughly consistent with the fourth quarter's reported $101 million and then grow modestly due to the annual mid-year merit increases and higher healthcare and software costs during the back half of the year.

The provision for credit losses will depend upon changes to the macroeconomic forecast as well as qualitative factors, credit quality metrics, including potential charge-offs, criticized and classified loan balances, delinquencies, changes in prepayment speeds and future loan growth.

And lastly, we currently anticipate our full year effective tax rate to be between 17.5% and 18.5%, subject to changes in tax regulations and taxable income levels.

Operator, we're now ready to take questions. Would you please review the instructions.

WESBANCO, INC. FQ4 2024 EARNINGS CALL JAN 23, 2025

Question and Answer

Operator

[Operator Instructions] The first question comes from Russell Gunther with Stephens.

Russell Elliott Teasdale Gunther
Stephens Inc., Research Division

Jeff, Dan, I wanted to start on the margin and appreciate all the color with regard to legacy WesBanco, a bunch of tailwinds, it sounds like on both sides of the balance sheet to the NIM. So Dan, as we think about moving into the second quarter with the CD benefit, could you just share where those are repricing off of what you would expect to reprice them into? And then what the duration of the offerings are?

Daniel K. Weiss

Senior Executive VP & CFO

Yes. Sure, Russell. And so first, second quarter, it's about $1.2 billion in CDs. And those are -- weighted average rate is about 4.25%, and we anticipate those repricing downward by 75 to 100 basis points. So that's where we kind of see particularly the second quarter where we think we're going to have a little bit more outsized lift in margin. And those -- right now, we have slated to remain in that kind of 7-month CD special. So that's your kind of duration.

Russell Elliott Teasdale Gunther
Stephens Inc., Research Division

I appreciate it. Okay. And then switching gears, as we think about sort of the pro forma margin with Premier, given the rate backdrop, we sit in today, also your 2 Fed cut expectations does that put us in a pro forma range of, call it, I don't know, 3.45% to 3.50% or given your kind of legacy outlook and improvement with the WesBanco margin as you layer in Premier, is there any change to how we should be thinking about that margin upon deal close?

Daniel K. Weiss

Senior Executive VP & CFO

Yes. Russell, I think you're pretty close to what we're modeling right now, I'd say. I think one of the things that we -- if you recall back when we announced the deal in July, we had a kind of a pro forma margin of it's like 3.46%. And if I were to think about what has changed since then, certainly, the rate environment, and I would say, that 3.46% at the time was based off of analyst consensus first quarter -- it would have been first quarter analyst consensus forecast for 2025 for WesBanco on a stand-alone basis that would have been the foundation.

And since the first quarter of 2024, that consensus estimate, I think given some of the tailwinds that we've discussed, feels pretty good that we could be 10 to 15 basis points better than that today. 3.50% to 3.55% range.

Operator

Next question comes from Karl Shepard with RBC Capital Markets.

Karl Robert Shepard

RBC Capital Markets, Research Division

I wanted to pick up on deposits a little bit more. A lot of opportunity in 2Q. But could you just sketch out the whole year a little bit and what you think an appropriate deposit growth rate is? And is some of the stabilization and mix we saw this quarter can continue?

Daniel K. Weiss

Senior Executive VP & CFO

Yes. So what I would say is one of the bigger assumptions that we're modeling today is that the loan growth would be fully funded by deposit growth. And that deposit growth could be a little lumpy quarter-to-quarter. But generally speaking, for the year, we expect deposits to fully fund loans. And so working backwards I think we've been pretty clear about what our expectations are for loan growth on an annual basis, targeting that kind of mid- to upper single-digit loan growth. So that's about $800 million or so, $850 million in loan growth. And so that can kind of help to inform you on what our expectations are for deposit growth.

WESBANCO, INC. FQ4 2024 EARNINGS CALL JAN 23, 2025

Karl Robert Shepard

RBC Capital Markets, Research Division

Okay. And then just on the mix piece of it, do you think we'll see a little less CD growth? Or is that still are at kind of similar composition?

Daniel K. Weiss

Senior Executive VP & CFO

I think we could see probably a little less concentration in CD growth than what we saw this year like 2024. In 2025, I think it could be a little bit more evenly mixed.

Operator

The next question comes from Dave Bishop with Hovde Group.

David Jason Bishop

Hovde Group, LLC, Research Division

Jeff, a quick question. You noted the success in sort of revamping some of your treasury management products on the commercial side of the house. Just curious, I don't know if you disclosed this, but maybe give like a percentage increase of maybe new commercial accounts added this year? Are you seeing -- are you able to win bigger commercial accounts advertised -- just curious any color you can provide there on the commercial deposit growth.

Jeffrey H. Jackson

President, CEO & Director

Yes, sure. We are seeing some larger account wins. I think we're continuing to ramp it up. I will tell you that we -- treasury management fees year-over-year grew pretty nicely. And once again, we're -- I believe we ramped up around 40 new multi cards that were implemented toward the middle of the end of last year. So obviously, that spend would flow through this year. And then we are targeting at least that many or more for this year.

So it's really getting started, but we are seeing the revenue lift there. And the teams, the commercial teams are really adding it to the repertoire, which is allowing us to bank additional C&I business. I believe in the fourth quarter, you saw us grow C&I about $70 million. And so that was a big positive for us as well from a loan perspective.

And then we've had a tremendous growth in deposits as well. So yes, it's just really ramping up, I would say, but it's made a big impact as far as being able to grow deposit and commercial loan balance.

David Jason Bishop

Hovde Group, LLC, Research Division

Great. And then a follow-up question, I think, in the preamble, it sounds like you're still confident of a first quarter close to the Premier acquisition. Just curious, is the Fed and D.C. reviewing this? Just curious on that to get the final regulatory approval.

Jeffrey H. Jackson

President, CEO & Director

Yes. So we are very confident that we'll close in the first quarter, and it is in D.C. The Fed and the FDIC are both in D.C. We have had correspondence with both answering some questions and going back and forth on a few minor items that they've asked about.

At this point, I see no issues that have arisen, and we still feel very comfortable about closing in the first quarter.

Operator

The next question comes from Daniel Tamayo with Raymond James.

Daniel Tamayo

Raymond James & Associates, Inc., Research Division

Maybe first, just a clarification. The loan growth guidance that you talked about, I know you mentioned expecting an increase in payoffs in 2025. Does that assume an increase in payoffs in 2025 in terms of what you're -- what you gave us on the mid-single-digit loan growth?

WESBANCO, INC. FQ4 2024 EARNINGS CALL JAN 23, 2025

Daniel K. Weiss

Senior Executive VP & CFO

That will be a net -- that's a net number. So with payoffs still in that mid- to upper single digits.

Daniel Tamayo

Raymond James & Associates, Inc., Research Division

Mid- to upper single. So it includes -- you're assuming that payoffs increase within that net loan growth number you're talking about. That's what you're saying?

Jeffrey H. Jackson

President, CEO & Director

Yes, that's right.

Daniel Tamayo

Raymond James & Associates, Inc., Research Division

Okay. If there were -- payoffs were to exceed expectations and loan growth were to come in a little bit lighter and you had a similar situation that -- yes, in the fourth quarter where deposit growth exceeded loan growth, would you be inclined to pay down FHLB borrowings again? I'm just curious how that scenario would play out if it were to occur?

Jeffrey H. Jackson

President, CEO & Director

Yes, we would. So all our deposit growth is that we're bringing in less than what we're paying at FHLB. So we would -- if we weren't able to grow loans at the same rate of deposits, we would pay down the FHLB borrowings which would have a positive impact, I believe, on our net interest margin.

Daniel K. Weiss

Senior Executive VP & CFO

Yes. And we saw -- we really saw that here in the fourth quarter. The deposit growth came kind of early in the fourth quarter, and we were able to pay down those total Home Loan Bank borrowings earlier in the quarter, and we actually picked up a few basis points in margin as a result.

Jeffrey H. Jackson

President, CEO & Director

Yes. We finished December at [ 308 ].

Daniel Tamayo

Raymond James & Associates, Inc., Research Division

Okay. Terrific. And then maybe just switching gears here to credit. Certainly, it's been strong for you guys, but there was a been an uptick in NPLs and criticized and classified. Just curious if you have any more color on kind of what is driving the uptick in those categories?

Jeffrey H. Jackson

President, CEO & Director

Kind of normal quarterly ebbs and flows. I believe one credit slightly raised it up a little bit. I think we plan on getting that resolved probably by the end of this quarter, early next quarter. And if you look at our historical trends, we're still well within our historical trends. And still in all categories, at least average of our peer groups or most of the times better. So I wouldn't read anything into those numbers. As you know, fluctuate quarter-over-quarter. And at this point, there's no trends that we're seeing at all.

Daniel Tamayo

Raymond James & Associates, Inc., Research Division

Okay. So we should still be kind of comfortable with where net charge-offs have been historically looking forward is what sounds like what you're saying.

WESBANCO, INC. FQ4 2024 EARNINGS CALL JAN 23, 2025

Jeffrey H. Jackson

President, CEO & Director

Yes.

Operator

The next question comes from Catherine Mealor with KBW.

Catherine Fitzhugh Summerson Mealor

Keefe, Bruyette, & Woods, Inc., Research Division

I want to circle back just to kind of move in rates and your comment here on the margin. It feels like the move in rates have been good for WesBanco on a stand-alone basis? And then it looked like Premier also had a higher margin this quarter. So it feels like the margin trajectory is better just kind of net so far.

On the flip of that, as we kind of think about pro forma capital ratios, at close, and I guess question 1 is what's the best rate to follow. If you look at the 10-year, it looks like the 10 years moved up a little bit since we announced the deal. And so how do we think about that impact it's good for the margin, I would imagine, because high credible yield, but also kind of a negative to capital.

And so as you think about pro forma capital ratios in commercial real estate, the capital ratios at close, does that move in rates kind of push you to need to sell more loans? Or is there something you're kind of solving for where you want ratios to be at close that we should just think about as we get near to the close date.

Daniel K. Weiss

Senior Executive VP & CFO

Yes. I think you hit on a number of things and a lot of great questions and thought there. What I would tell you -- from our perspective, one of the things that we did do is we had the commercial -- or the entire interest loan mark revalued as of December 31, 2024, and to compare that to what the original assumption was it actually came down slightly.

So -- but I would tell you a couple of things. I would use the 5-year more so than probably the 10-year. But the 5-year back at the time that we would have valued it was right around 4.5% today or well, at the end of the year, we're still kind of in that rough range, I would say. And the interest mark on a stand-alone basis actually came -- went from kind of $325 million down to about $250 million, so down $75 million.

That's kind of, I think, about 5% interest mark at deal announcement to a 4% mark based on where rates were at the end of the year, and so that's actually moves in the opposite direction of kind of what we were -- kind of we were kind of just discussing there. In fact, in that scenario, we see a little less tangible book value dilution, a little less interest mark accretion.

And with the lower TBB dilution, it actually takes overall deal math down from kind of 13.5% dilutive to about -- to just under 10% dilutive, which we view very positively. I would say the CRE ratio is something that we're very focused on, as you kind of alluded to there, and we want to keep that -- we want to -- we're very mindful of that 300% guideline, and we want to maintain our portfolio or our ratios under that.

But I would tell you, with the fourth quarter, the growth in capital that we experienced here, Premier's very nice numbers that they reported as well. combined with the lower interest mark all kind of bode well for better capital ratios assuming the rates are what they were at December 31, 2024. And I will say this as well that our capital ratio is kind of pro forma based on that updated analysis kind of improved across the board by about 50 basis points, about 0.5%.

Catherine Fitzhugh Summerson Mealor

Keefe, Bruyette, & Woods, Inc., Research Division

It's really interesting. It's so helpful. So it just looks like since deal announcement, we're getting less book dilution and then less accretable yield, but our core margins are coming in higher. So actually kind of probably net neutral, maybe a little bit better to the margin, all in. Is that a fair way to think about it?

Jeffrey H. Jackson

President, CEO & Director

Yes. Yes, that's exactly right.

WESBANCO, INC. FQ4 2024 EARNINGS CALL JAN 23, 2025

Catherine Fitzhugh Summerson Mealor

Keefe, Bruyette, & Woods, Inc., Research Division

That's great. Okay. And then on expenses, can you just remind us just kind of the timing of cost savings and if there's any kind of upside to those cost savings that you might see now that you're a few months in from announcing the deal.

Daniel K. Weiss

Senior Executive VP & CFO

Yes. So cost savings, typically, we would anticipate to begin after core conversion and typically, that's a good month or 2 after core conversion. And so right now, we've got a tentative date of middle of May for that core conversion to occur. And then there's certainly a cleanup for a month or 2 thereafter, where we're still kind of running parallel -- and so after that period of time, that's when we would expect to really begin to realize the full kind of 26% cost saves.

We're still obviously evaluating, but we do feel very good about that assumption. We feel that, that was a nice conservative assumption that announcement and still feel that we're well on track to meet that.

Operator

The next question comes from Manuel Navas with DA Davidson.

Manuel Antonio Navas

D.A. Davidson & Co., Research Division

So just to follow up on that. Just a follow-up on that capital on part of that capital question. The move in rates likely improve the

CRE concentration at close and actually is no longer a headwind at all to your legacy growth prospects. Is that kind of even a stronger takeaway?

Daniel K. Weiss

Senior Executive VP & CFO

Well, it is. It really is. And you're right. I didn't say that I kind of meant to imply that, but it does improve the CRE concentration ratio on day 1 for sure. And it does remove some of -- if there were any ceiling on growth, it does certainly help there. Absolutely.

Manuel Antonio Navas

D.A. Davidson & Co., Research Division

Just remind me on the -- are there any other updates to Premier targets accretion or I guess we've kind of covered most things, but anything -- any other noteworthy updates about the pending transaction?

Jeffrey H. Jackson

President, CEO & Director

I mean, maybe the only other thing I might add, I think Catherine touched on the CRE sale of $100 million roughly. And we'll adjust that accordingly depending on what we have and what we see at the time of the deal closes and where CRE concentrations are. But I would say on the securities portfolio, we are -- we continue to evaluate that. There's been some opportunities more -- particularly more recently with the longer-term rates coming in where they are to potentially sell more and reinvest, maybe take on a little duration -a little more duration and that basically has the impact of kind of -- we have here an opportunity that we want to make sure that we take advantage of to restructure the securities portfolio, how we want it. And so we still anticipate right now, they have a $1.2 billion securities book. We anticipate reducing that by a couple of hundred million dollars but we also anticipate restructuring the remaining securities book to fit our investment profile and to pick up some additional yield where we can.

So I think that's kind of another tailwind to margin and future growth.

Manuel Antonio Navas

D.A. Davidson & Co., Research Division

That's great. Just on margin on a legacy basis, when you talk about a little bit more expansion in the first quarter, is that off of the December number of 3.08%? Or is that off of the full quarter number?

Daniel K. Weiss

Senior Executive VP & CFO

WESBANCO, INC. FQ4 2024 EARNINGS CALL JAN 23, 2025

It's off of the full quarter number.

Manuel Antonio Navas

D.A. Davidson & Co., Research Division

And then just -- there might have been some cross talk, but you're kind of almost expecting at close, you could have the NIM be 10 to 15 basis points above where you previously expected it for the deal?

Daniel K. Weiss

Senior Executive VP & CFO

That's correct. I would say when I say that, I go back to that kind of 3.46% that we disclosed back when we announced the deal, at that time, WesBanco stand-alone margin, I think, for 2025 was right around 3.10% that was the projection for 2020 -- for 2025. And so from July, that was actually first quarter consensus number, that's what we use. We just see the consensus estimates.

Since that time, we can see it. It's real. We anticipate that we're going to outperform the 3 10 that would have been baked into that 3.46% guidance by 10 to 15 basis points.

Manuel Antonio Navas

D.A. Davidson & Co., Research Division

That's really -- that's great. That's a good update. One last question, kind of where -- what regions are you the most excited about anywhere that you would be looking to add and how in timeline where you're looking to add new lending teams in terms of like the legacy WesBanco commercial lending team.

Jeffrey H. Jackson

President, CEO & Director

Sure. Yes. So we grew last year $1 billion in loans, $1 billion in deposits, which is if you think about our acquisition of Your Community Bank, that's basically, we built organically Your Community Bank last year. And so when we look at future growth, obviously, the LPOs have driven a good portion of that. So what I would tell you is looking to fill out more in Nashville and then also looking to add more in Knoxville and Indianapolis.

I shouldn't say, start Knoxville and then add more to Indianapolis. Those would be the markets I would say we're looking at. Of course, we're always looking for great talented bankers that fit in with our processes and how we do things in our culture, but I would go Nashville, Knoxville and Indianapolis.

Operator

And our last question today will be from Russell Gunther with Stephens.

Russell Elliott Teasdale Gunther
Stephens Inc., Research Division

I just want to clarify then, the 3.50% to 3.55% pro forma NIM with Premier. One, does that -- is that based off the updated mark, you talked about receiving December 31? And then two, does that contemplate the potential securities restructuring?

Daniel K. Weiss

Senior Executive VP & CFO

It is based off of the updated mark. It does not contemplate fully the restructuring of securities. So there's that.

Operator

This concludes our question-and-answer session. I would like to turn the conference back over to Jeff Jackson for any closing remarks.

Jeffrey H. Jackson

President, CEO & Director

Thank you. During the past year, we delivered strong loan growth of $1 billion that was matched by deposit growth of $1 billion while maintaining strong capital levels and credit quality. Our successful balance sheet strategies have and should continue to improve our net interest margin. We remain focused on organic growth and efficiency gains to achieve positive operating leverage and position us well to deliver shareholder value.

Thank you for joining us today, and we look forward to speaking with you at one of our upcoming investor events. Have a great day.

Operator

The conference has now concluded. Thank you for attending today's presentation. You may now disconnect.